Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

June 8, 2016

VIA EDGAR AND HAND DELIVERY

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	1347 Capital Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 1, 2016

File No. 333-210772

Dear Ms. Long:

On behalf of our client, 1347 Capital Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 7, 2016, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed via EDGAR on June 1, 2016 (“Amendment No. 2”).

The Company is concurrently filing via EDGAR Amendment No. 3 to Registration Statement on Form S-4 (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 3 marked to show changes from Amendment No. 2.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment No. 3 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 3.

June 8, 2016 Page 2

Proposal No. 2 – Approval of the Second Amended and Restated Certificate of Incorporation, page 98

1.	Please ensure that the proxy card is marked “preliminary” until the time that you file a definitive proxy statement. See Rule 14a-6(e)(1).

Response: The Company has marked the proxy card filed as Exhibit 99.8 to Amendment No. 3 as “preliminary.”

2.	Please revise the proxy card to clarify which proposals are conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3) and the Staff’s guidance in its Proxy Rules and Schedule 14A C&DI Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context (updated October 27, 2015).

Response: The Company has revised the proxy card filed as Exhibit 99.8 to Amendment No. 3 to clarify which proposals are conditioned on the approval of other matters.

Financial Statements for 1347 Capital Corp.

Note 9—Subsequent events, page F-25

3.	We note your response to comment 5 in our letter dated May 27, 2016. It is not clear whether there is at least a reasonable possibility that a loss exceeding any amounts already recognized may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response: The Company’s management has analyzed the provisions of ASC 450-20-50 and considers the likelihood of a material loss from the Complaint to be remote. The Company has revised the disclosure on page F-26 to disclose such consideration.

Financial Statements for Limbach Holdings LLC and Subsidiaries

Joint Ventures, page F-37

4.	We note your response to comment 6 in our letter dated May 27, 2016. Please expand your disclosures to address the following:

•	Discuss your exposure to losses under your arrangements with joint venture partners specifically if partners fail to perform under their subcontracts;
•	Quantify your exposure to these losses; and
•	Address whether you have historically incurred any losses related to these exposures with specific reference to the periods presented.

June 8, 2016 Page 3

Response: The disclosures on page F-38 have been expanded to address Limbach’s exposure to losses under its arrangements with joint venture partners specifically if partners fail to perform under their sub-contracts, to quantify Limbach’s exposure to these losses, and to address whether Limbach has historically incurred any losses related to these exposures with specific reference to the periods presented.

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Amendment No. 3.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein